

September 4, 2020

<u>Via Email</u>

Peter X. Huang
Skadden, Arps, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jianguomenwai Avenue
Chaoyang District
Beijing 100004
People's Republic of China

   Re: **Bitauto Holdings Limited**
           Schedule 13E-3/A filed September 3, 2020
           Response letter dated September 3, 2020
           Filed by Yiche Holding Limited, *et al.*
           File No. 5-85981

Dear Mr. Huang:

The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above and the accompanying response letter dated September 3, 2020. We have the following additional comments:

<u>Schedule 13E-3/A filed September 3, 2020</u>

1. Refer to comment 2 in our comment letter dated August 13, 2020 and your response. Please include the information you provided in your response (without the existing qualifier) in your revised disclosure document.

2. Refer to comment 3 in our prior comment letter and your response. Please include the information you provided in your response in the revised disclosure document.

We remind you that the filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Richard V. Smith, Esq.
        Orrick, Harrington & Sutcliffe LLP
        (via email)